EXHIBIT 4.13

                                RICHARD W. HUGHES
                         711 - 675 West Hastings Street
                       Vancouver, British Columbia V6B IN2
                              Phone (604) 685-2222
                               Fax (604) 685-3764
October 18, 2002

Parkside 2000 Resources Corp.
16493-26 1h Avenue
Surrey, British Columbia
V3S 9W9

ATTENTION:       RUPERT BULLOCK, PRESIDENT

Dear Sir:

RE:              KENORA GOLD PROJECT PROPOSAL

This letter serves as a formal proposal to Parkside 2000 Resources Corp. (the "Company") to acquire from myself, my interest in certain mineral exploration property in the Kenora area of Ontario. Details of the property have been provided to Philip Southam, one of your directors. A copy of the acquisition agreement between myself, Kenora Prospectors & Miners, Limited and Machin Mines Ltd. dated the 14th day of August, 2002 (the "Agreement") is attached for your review. Further there is a Finders' fee payable and a copy of that agreement is also attached for your review. The substance of my proposal includes the following:

PROPOSAL

I will hereby assign all my rights and interest pursuant to the Agreement to the Company. Pursuant to the Agreement I am required to enter into a formal agreement for the acquisition of the property and agree that the Company shall enter into the formal agreement with the other parties. I agree to coordinate that agreement with the vendors to the satisfaction of the Company's directors. The Company shall assume all obligations under the Agreement and the finders' fee agreement associated therewith. Please note there have been no payments made under the finders' fee agreement as of the date hereof.

The assignment of my interest will be contingent upon you being satisfied with the status of the Property and as such have obtained reports on title from the Land Title Office in Ontario. In addition, we are in the process of obtaining an option to acquire Barrick's interest in the Property as it holds an interest in the Property through its acquisition of Bold Gold which earned an interest in the Property in the 1990s. Barrick will sign off their interest in the property for consideration of $50,000 in one year and $50,000 the year thereafter. We have been advised that the agreement is done but that the staff lawyers for Barrick will not be able to paper it until next week.

Additional property will only be acquired in the area by Parkside with the approval of the Board of Directors. 1, nor any companies for which I am President, will acquire any ground in the area.

CONSIDERATION

Pursuant  to  the  Agreement   payments  of  $25,000  have  been  made  for  the
acquisition. In addition, I have incurred approximately $ 10,000 in due diligence fees which include a trip to the site, evaluation of the geological data, communications and negotiations with the vendors and finders and legal costs associated with drafting and review of the various agreements. The Company shall reimburse me for those costs.

As, with all junior companies cash is tight, as such I shall put the $3 5,000 reimbursed to me back into the Company by way of private placement. The financing shall be in Units at $0. 10 per Unit with each Unit consisting of one share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase another share for a period of two years at $0. 10 per share.

The Agreement states that I shall assign my interest in the Agreement to an associated company. As such, the Company shall enter into an administrative services contract with Hastings Management Corp. ("Hastings") at $4,000 per month plus expenses for a period of one year automatically renewable each year unless terminated in writing by the Company. The expenses shall be those normally associated with running an office and only those costs that can be directly attributable to the Company. Any expense greater than $200 shall be approved by the President. As consideration, Hastings shall provide access to the Company professional geological services from its in-house geologist and legal services from its in-house legal counsel as well as produce quarterly accounts in accordance with public recording requirements by its in-house chartered accountant; communicate with various regulatory authorities in order to ensure compliance; assist in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public; providing access to secretarial services and providing such other additional instructions and directions as the Company may require.

DIRECTORS, OFFICERS AND AUDIT COMMITTEE

The Board of Directors shall be comprised of Rupert Bullock, Lynn Evoy, Philip Southam and myself. The President shall be Rupert Bullock and the Corporate Secretary shall be Stephen Pearce, in-house counsel for Hastings.

The audit shall be committee shall be comprised of Lynn Evoy, Philip Southarn and Richard Hughes. The auditor of the Company shall remain the same.

MANAGEMENT

The Company shall be managed by the Board of Directors at meetings to be regularly held. Exploration programs shall be reviewed by the Board of Directors and its professional geological advisors. Work programs and expenditures associated therewith shall be approved by the Board of Directors. All Company cheques shall be signed by two directors, one of which shall be the President.

If you are in agreement with the terms please sign below and fax back to my office or if you have any questions please do not hesitate to contact myself.

Yours truly,
                                    The above terms are agreed and accepted by:
s/s On behalf of                    PARKSIDE 2000 RESOURCES CORP.
S. Pearce                           as of the 18 day of October, 2002.

Richard W. Hughes
                                    /S/ RUPERT L. BULLOCK
                                    -------------------------------------------
                                    Rupert L. Bullock, President